575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

May 4, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Freedom Capital Corporation

Pre-Effective Amendment No. 1

to the Registration Statement on Form N-2

File Nos. 333-202461 and 814-01137

Dear Ladies and Gentlemen:

On behalf of our client, Freedom Capital Corporation (the “Fund”) advised by Freedom Capital Investment Advisors LLC (the “Adviser”), we are filing Pre-Effective Amendment No. 1 (the “Amendment”) under the Securities Act of 1933 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), together with this correspondence. With this filing we are providing certain agreements and other documents that are exhibits to the Registration Statement. Copies of the Registration Statement marked to show all changes from the Fund’s Registration Statement that was filed on March 3, 2015 (File No. 333-202461) are being sent to the Securities and Exchange Commission (the “Commission”) staff under separate cover.

This correspondence contains the Fund’s responses to oral comments delivered to the undersigned by Mr. Asen Parachkevov, Attorney Advisor, on March 20, 2015. The comments delivered by the staff of the Commission relate to the staff’s review of the Registration Statement that was filed with the Commission on March 3, 2015.

In the following discussion, we have summarized the staff’s oral comments in bold and provided the Fund’s response immediately thereafter. The comments have been numbered for convenience. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

May 4, 2015

General

1. Please confirm that the Expense Support and Conditional Reimbursement Agreement contains the conditions to the Adviser’s ability to receive recoupment of previously waived fees and/or reimbursed expenses in accordance with AICPA’s 2013/2014 Investment Companies Industry Developments Audit Risk Alert, and please provide disclosure concerning these conditions.

On behalf of the Fund, we can confirm that the executed copy of the Expense Support and Conditional Reimbursement Agreement filed as Exhibit k(2) with the Amendment contains the required conditions and appropriate disclosure has been provided in the prospectus.

Cover Page

2. Include additional discussion on the Cover Page regarding the effect of offering and organizational expenses, sales charges and additional sales of shares in private placements on the net asset value per share as compared to the price per share of the offering.

The suggested additional discussion has been provided.

Prospectus Summary

3. Include additional discussion in the Prospectus Summary that the Fund can continue this offering indefinitely and/or commence a new offering which would have the effect of postponing indefinitely the completion of the Fund’s offering stage.

The suggested additional discussion has been provided.

4. Please revise the disclosure to the effect that the Adviser is stating its belief that it is among the leaders in investing according to Patriotic Responsible Investment principles.

The suggested revisions have been made.

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

The Fund acknowledges that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 4, 2015

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. Jeffrey McClure
Mr. Robert Amweg
Ms. Nitzan Sternberg